SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VOCÊ EM PRIMEIRO LUGAR

VIVO PARTICIPAÇÕES S.A

SECOND QUARTER 2006 CONSOLIDATED RESULTS

JULY 21, 2006 – VIVO Participações S.A. (VIVO) announces today its consolidated results for the second quarter 2006 (2Q06). The Company’s operating and financial information, except as otherwise indicated, is presented in Brazilian reais in accordance with Brazilian Corporate Law.

Strategic Highlights

  Vivo continues to promote the development of its operations in a aggressive competitive environment;
  Launching of GSM Overlay, will increase Vivo competitiveness allowing a better service for its customers through a wide and differentiated commercial offers;
  The GSM overlay will be deployed by a reduced CAPEX and with economy in the price of handsets;
  Continuity of systemic platforms unification projects from 6 to 1, in an advanced stage with 78% of clients in single systems;
  Sustainable combat against cloning and fraud, with certification of network and prepaid and post-paid customer base, providing 85% reduction in the number of cloning occurrences and nationwide implementation of a new credit screening; and
  Corporate reorganization with simplification of structure, cost control and transparency, the first stage being already completed, allowing a reduction in gross debt and financial expense, and the second stage being in progress, under approval process at ANATEL;
VIVO3 (ON) VIVO4 (PN) VIV (ADR)

Initial Comments

   Total net revenue grew 0.8% in the quarter. When compared to the same period of the previous year it recorded a decrease due to the continued reduction in incoming traffic, caused by the transition from fixed-mobile traffic to mobile-mobile traffic. The traffic based on free minutes and the “right planning” also contributed to such behavior.
   VIVO has kept a strict control over the manageable costs, such as labor, rentals, outsourced services, general and administrative expenses and also over items such as SAC, products sold and interconnection.
  Reduction of 14.5% in total indebtedness in the quarter and of 2.9% in the net debt due to higher generation of operating cash and restructuring of debts. This is already a benefit of the first stage of the corporate restructuring effected in February 2006.
  VIVO is leader in fulfillment of quality standards established by ANATEL, having met 98.0% of the targets.
  The provision for bad debt was impacted mostly by the migration of clients to the new systemic platforms and by the increase of late payments in the economy as a whole.

Basis for the presentation of results

The figures for 2Q05 were prepared on a combined basis for purposes of comparison with 2Q06.
Some information disclosed for 1Q06 and 2Q05 were re-classified, as applicable. Figures disclosed are subject to differences, due to rounding-up procedures.

HIGHLIGHTS
						Accum
R$ million	2 Q 06	1 Q 06	Δ%	2 Q 05	Δ%	2006	2005	Δ%

Net operating revenue	2,598.3	2,577.0	0.8%	2,879.3	-9.8%	5,175.3	5,456.6	-5.2%
Net service revenues	2,184.1	2,261.7	-3.4%	2,360.0	-7.5%	4,445.8	4,669.2	-4.8%
Net handset revenues	414.2	315.3	31.4%	519.3	-20.2%	2,348.1	2,294.7	2.3%
Total operating costs	(2,292.0)	(1,859.9)	23.2%	(2,280.0)	0.5%	(4,151.9)	(3,879.6)	7.0%
EBITDA	306.3	717.1	-57.3%	599.3	-48.9%	1,023.4	1,577.0	-35.1%
EBITDA Margin (%)	11.8%	27.8%	-16.0 p.p.	20.8%	-9.0 p.p.	19.8%	28.9%	-9.1 p.p.
Depreciation and amortization	(606.2)	(591.6)	2.5%	(536.8)	12.9%	(1,197.8)	(1,068.2)	12.1%
EBIT	(299.9)	125.5	n.a.	62.5	n.a.	(174.4)	508.8	n.a.
Net income	(493.1)	(179.3)	175.0%	(252.7)	95.1%	(672.4)	(210.6)	219.3%

Capex	335.7	281.3	19.3%	419.0	-19.9%	617.0	954.2	-35.3%
Capex over net revenues	12.9%	10.9%	2.0 p.p.	14.6%	-1.7 p.p.	11.9%	17.5%	-5.6 p.p.
Operating cash flow	(29.4)	435.8	n.a.	180.3	n.a.	406.4	622.8	-34.7%

Customers (thousand)	28,525	30,138	-5.4%	28,446	0.3%	28,525	28,446	0.3%
Net additions (thousand)	(1,613)	333	n.a.	1,488	n.a.	(1,280)	1,904	n.a.

Capital Expenditures (CAPEX)
Quality maintenance and coverage expansion

Capital expenditures of R$ 335.7 million in 2Q06 are basically due to the following factors: (i) improvement in the consolidation and rationalization of the information systems, especially billing, customer care, prepaid customer platforms and management systems; (ii) maintenance of quality and expansion of the coverage in order to meet the growth of the customer base; and (iii) terminals and technology for meeting the corporate segment.

Operating Cash Flow

Positive year-to-date operating cash flow of R$ 406.4 million.

CAPEX - VIVO
R$ million				Accum
	2 Q 06	1 Q 06	2 Q 05	2006	2005

Network	139.5	92.1	249.1	231.6	633.8
Technology / Information System	87.6	85.9	53.7	173.5	120.3
Other	108.6	103.3	116.2	211.9	200.1
Total	335.7	281.3	419.0	617.0	954.2

% Net Revenues	12.9%	10.9%	14.6%	11.9%	17.5%

CONSOLIDATED OPERATING PERFORMANCE - VIVO
	2 Q 06	1 Q 06	Δ%	2 Q 05	Δ%

Total number of customers (thousand)	28,525	30,138	-5.4%	28,446	0.3%
Contract	5,268	5,761	-8.6%	5,511	-4.4%
Prepaid	23,257	24,377	-4.6%	22,935	1.4%
Market Share	40.6%	43.5%	-2.9 p.p.	47.4%	-6.8 p.p.
Net additions (thousand)	(1,613)	333	n.a.	1,487	n.a.
Contract	(492)	17	n.a.	203	n.a.
Prepaid	(1,121)	316	n.a.	1,285	n.a.
Market Share of net additions	-185.6%	16.0%	-201.6 p.p.	27.4%	-213.0 p.p.
Market penetration	52.9%	50.9%	2.0 p.p.	44.6%	8.3 p.p.

SAC (R$)	128	125	2.4%	171	-25.1%

Monthly Churn	4.6%	1.8%	2.8 p.p.	1.7%	2.9 p.p.
ARPU (in R$/month)	24.1	25.4	-5.1%	28.6	-15.7%
Contract	70.9	74.7	-5.1%	78.0	-9.1%
Prepaid	12.8	12.9	-0.8%	15.5	-17.4%
Total MOU (minutes)	66	68	-2.9%	79	-16.5%
Contract	200	199	0.5%	209	-4.3%
Prepaid	34	35	-2.9%	46	-26.1%

Employees	5,769	6,069	-4.9%	6,172	-6.5%

OPERATING HIGHLIGHTS

Customer Base
  The 28,525 thousand customer base reflects the adjustment made in the quarter. Following to the final implementation of the unified IT solution project in the regional operators, VIVO decided to reduce the customer base as from elimination of inactive customers, even after attempts to reactivate. Some of these customers were inactive due to fraud and others had accumulated debts to the company. Added to this is the fact that the implementation of fraud and cloning control systems also resulted in some losses. Despite the adjustment has been made in this quarter, these customers were already inactive in the previous months, without presently recording a negative effect on the Revenue, although impacting over the ARPU and the MOU. The number of clients that were written-off was 1,823 thousand.

  The negative market share of net additions in 2Q06 is affected by the above mentioned factors and by the strong competition in the period. In relation to the total market share in its coverage area, VIVO has continued to be a leader in the market.

SAC reduction due to lower cost of new client acquisition
  SAC reduction by 25.1% over 2Q05 is due to lower expenses with subsidies to capture clients, more specifically in the prepaid segment, and to advertisement expenses. It must be reminded that the 4.2% appreciation of Brazilian real in 2Q06 over 2Q05 also contributed to such reduction, as well as to the reduction in the cost of handsets and change in the activation mix. When compared to 1Q06, the 2.4% increase was due to increased expenses with subsidy for the campaigns in the period (Mothers’ Day and Valentine’s Day), in addition to increase in advertising expenses. The retention costs are consequence of maintenance of the competitive pressure.

  Churn of 4.6% in the quarter due to adjustments to the customer base following the integration process of platforms and systems. Added to this is an aggressive competition, especially recorded in the value segment.

  The blended ARPU in the amount of R$ 24.1 recorded 15.7% and 5.1% reduction over 2Q05 and 1Q06, respectively, due to transition from fixed-mobile traffic to mobile-mobile traffic. Promotions based on free minutes which started in the end of March and continued  in the quarter also contributed to such reduction, that was partially offset in relation to 1Q06 because of the increase in the outgoing ARPU in the prepaid customer segment.

  The postpaid MOU recorded an increase of 0.5% in relation to the previous quarter, reflecting the increase in the outgoing MOU in this segment as a result of the promotions. The blended MOU decreased by 2.9% in relation to 1Q06, in spite of the increase recorded in the outgoing traffic. In relation to 2Q05, the Blended MOU was 16.5% lower as a result, in part, of the acquisition and loyalty promotions.

NET OPERATING REVENUES - VIVO
	According to Corporate Law
						Accum
R$ million	2 Q 06	1 Q 06	Δ%	2 Q 05	Δ%	2006	2005	Δ%
Subscription and Usage	1,159.2	1,188.9	-2.5%	1,164.9	-0.5%	2,348.1	2,294.7	2.3%
Network usage	867.8	930.0	-6.7%	1,058.6	-18.0%	1,797.8	2,111.8	-14.9%
Other services	157.1	142.8	10.0%	136.5	15.1%	299.9	262.7	14.2%
Net service revenues	2,184.1	2,261.7	-3.4%	2,360.0	-7.5%	4,445.8	4,669.2	-4.8%
Net handset revenues	414.2	315.3	31.4%	519.3	-20.2%	729.5	787.4	-7.4%
Net Revenues	2,598.3	2,577.0	0.8%	2,879.3	-9.8%	5,175.3	5,456.6	-5.2%

Operating Revenue
Year-to-date subscription and usage revenue increase of 2.3%

The total net revenue grew 0.8% in relation to 1Q06, as a result of the increase in handset sales revenue due to seasonality between the periods, recording R$ 2,598.3 million in the quarter. In relation to 2Q05, it recorded a reduction of 9.8% due to the decrease in the sales of handsets and drop in the revenue from usage of network, partially offset by an increase in data revenue, even though considering the effects of right planning.

The reduction of 0.5% in “subscription and usage revenue”, when compared to 2Q05, is mainly due to the reduction in the total incoming revenue. Such reduction is due to the drop in the inbound traffic, in function of the transition from fixed-mobile traffic to mobile-mobile traffic, with consequent drop in interconnection and roaming revenue and in addition, to actions undertaken by some operators for blocking the use of our TDMA network by its customers. It also affected the free minute bonus campaigns (traffic based on free minutes) and the “right planning”.

Data revenue increase

Data revenue was up 14.2% in the comparison between 2Q06 and 2Q05, representing 7.7% of the net service revenues in 2Q06 (6.1% in 2Q05). This consistent increase is due to the company’s efforts related to development of products and services using its technology and its communication and information to users. It is reflects on a widespread access and use of the tools, such as the Access Card (ZAP) for high-speed connection to the Internet from Notebooks, in addition to increase in the customer base, with growth potential. The SMS accounted for 65% of data revenues in 2Q06. The WAP revenue increased by 17% in a year-to-year comparison, with potential growth due to the increase in the number of activated handsets.

OPERATING COSTS - VIVO
	According to Corporate Law
						Accum
R$ million	2 Q 06	1 Q 06	Δ%	2 Q 05	Δ%	2006	2005	Δ%
Personnel	(155.3)	(155.7)	-0.3%	(151.5)	2.5%	(311.0)	(304.2)	2.2%
Cost of services rendered	(418.2)	(434.0)	-3.6%	(381.6)	9.6%	(852.2)	(757.8)	12.5%
Leased lines	(57.0)	(59.4)	-4.0%	(58.0)	-1.7%	(116.4)	(138.5)	-16.0%
Interconnection	(37.1)	(39.9)	-7.0%	(70.0)	-47.0%	(77.0)	(129.7)	-40.6%
Rent/Insurance/Condominium fees	(51.7)	(49.9)	3.6%	(44.3)	16.7%	(101.6)	(84.8)	19.8%
Fistel and other taxes and contributions	(132.1)	(136.1)	-2.9%	(124.5)	6.1%	(268.2)	(245.8)	9.1%
Third-party services	(89.4)	(93.5)	-4.4%	(81.2)	10.1%	(182.9)	(153.2)	19.4%
Others	(50.9)	(55.2)	-7.8%	(3.6)	n.a.	(106.1)	(5.8)	n.a.
Cost of goods sold	(546.8)	(432.6)	26.4%	(829.8)	-34.1%	(979.4)	(1,241.7)	-21.1%
Selling expenses	(1,002.4)	(711.3)	40.9%	(809.3)	23.9%	(1,713.7)	(1,373.0)	24.8%
Provision for bad debt	(338.7)	(161.0)	110.4%	(136.6)	148.0%	(499.7)	(225.0)	122.1%
Third-party services	(622.8)	(516.6)	20.6%	(656.5)	-5.1%	(1,139.4)	(1,093.3)	4.2%
Others	(40.9)	(33.7)	21.4%	(16.2)	152.5%	(74.6)	(54.7)	36.4%
General & administrative expenses	(145.5)	(129.0)	12.8%	(126.6)	14.9%	(274.5)	(248.2)	10.6%
Other operating revenues (expenses)	(23.8)	2.7	n.a.	18.8	n.a.	(21.1)	45.3	n.a.
Total costs before depreciation / amortization	(2,292.0)	(1,859.9)	23.2%	(2,280.0)	0.5%	(4,151.9)	(3,879.6)	7.0%
Depreciation and amortization	(606.2)	(591.6)	2.5%	(536.8)	12.9%	(1,197.8)	(1,068.2)	12.1%
Total operating costs	(2,898.2)	(2,451.5)	18.2%	(2,816.8)	2.9%	(5,349.7)	(4,947.8)	8.1%

Operating Costs:
Costs grow as a result of competitors’ activities

In the comparison between 2Q06 and 2Q05, the 2.5% increase in personnel cost is mainly due to the November 2005 bargaining agreement, attenuated by the adequacy of the headcount as a result of rationalization of the organizational structures and processes standardization, which occurred throughout year 2005. In relation to the previous quarter, personnel cost remained stable.

The increase of 9.6% in the cost of services rendered in 2Q06, when compared to 2Q05, is due to the registry of provisions related to the co-billing process that is the result of negotiation with the other operators, caused by bad debt and fraud in cobilling of long distance calls. Also contributed expenses with third-party services because of the increase in data processing expenses, in addition to expenses with public utilities, especially electric power (own and shared), partially offset by lower interconnection costs as a result of the transition from the fixed-mobile traffic to mobile-mobile traffic.

The cost of goods sold decreased by 34.1% in relation to 2Q05 due to the reduction in activations in the period, change in the mix of handsets sold and reduced costs as a result of negotiations with suppliers and the exchange rate. The 26.4% increase in relation to 1Q06 is due to periods with different promotional appeals and that are comparatively bigger in the 2Q06 because of Mothers’ Day and Valentine’s Day.

In 2Q06, selling expenses increased by 23.9% in relation to 2Q05, as a result of the increase in expenses with provisions for bad debtors, partially offset by a reduction in expenses with third-party services, especially publicity and advertising. When compared to 1Q06, the 40.9% increase is due to the increase in expenses with third-party services, especially commissions and marketing, because of the promotional campaigns in the period, in addition to the increase in the provisions for bad debtors.

PDD - operating and control initiatives

The Provision for Bad Debtors – PDD recorded the amount of R$ 338.7 million in 2Q06, representing 9.0% of the total gross revenue. It may be considered that of such value, R$ 161.5 million is incremental PDD. It occurred mostly due to a migration of clients to new systemic platforms that caused delays in billing in the period that followed the implementation of such platforms. To this effect, also contributed the setting in billing rules that created difficulties for the clients to pay accumulated values. VIVO has continued to implement projects aiming to control fraud and cloning, such as controlling actions designed to intercept VIVO customers in roaming in visited areas, as well as has completed the certification of the third-party analogic and TDMA networks.

Due to the systemic platform (IT and IS) unification projects which already include 78% of the customers, there was an increase in the costs with third-party services, especially in data processing. Expenses with maintenance, rentals, insurances and condominium fees and other regular services also contributed for the general and administrative expenses to record 14.9% and 12.8% increases in relation to 2Q05 and 1Q06.

Other Operating Revenues / Expenses recorded expenses of R$ 23.8 million in 2Q06, due to reduction in revenues generated from provision reversal, fines and commercial incentives, offset by reduction in expenses with taxes, charges, contributions and contingency provisions.

EBITDA
Year-to-date EBITDA margin of 19,8%

The year-to-date EBITDA (earnings before interests, taxes, depreciation and amortization) was R$ 1,023.4 million, resulting in a Margin of 19.8%. In 2Q06, the EBITDA recorded a reduction of 48.9% in relation to 2Q05, down 9.0 percentile points, basically impacted by increased expenses with PDD, provision referring to co-billing negotiation, in addition to reduction in the total net revenue, offset by reduction in interconnection expenses and cost of goods sold. In relation to 1Q06, it recorded a decrease, resulting in an EBITDA Margin of 11.8%. The variation recorded in the EBITDA between 2Q06 and 1Q06 is due, among other factors, to the increase in PPD and cost of goods sold, partially offset by the increase in the revenue from sales of handsets.

                                 Depreciation and Amortization

Depreciation and amortization expenses increased by 12.9% in 2Q06 in relation to 2Q05 due to investments effected and the activation of assets due to the conclusion of works, especially related to network expansion and coverage, as well as amortization of intangible assets such as softwares.

FINANCIAL REVENUES (EXPENSES) - VIVO
	According to Corporate Law
						Accum
R$ million	2 Q 06	1 Q 06	Δ%	2 Q 05	Δ%	2006	2005	Δ%
Financial Revenues	104.7	385.1	-72.8%	575.3	-81.8%	489.8	695.5	-29.6%
Exchange rate variation / Monetary variation	52.6	259.7	-79.7%	455.8	-88.5%	312.3	477.8	-34.6%
Other financial revenues	52.1	125.4	-58.5%	119.1	-56.3%	177.5	217.9	-18.5%
(-) Pis/Cofins taxes on financial revenues	0.0	0.0	n.a.	0.4	n.a.	0.0	(0.2)	n.a.
Financial Expenses	(318.3)	(571.4)	-44.3%	(821.6)	-61.3%	(889.7)	(1,163.5)	-23.5%
Exchange rate variation / Monetary variation	(32.4)	(12.7)	155.1%	3.6	n.a.	(45.1)	(42.2)	6.9%
Other financial expenses	(157.6)	(162.6)	-3.1%	(166.1)	-5.1%	(320.2)	(327.5)	-2.2%
Gains (Losses) with derivatives transactions	(128.3)	(396.1)	-67.6%	(659.1)	-80.5%	(524.4)	(793.8)	-33.9%
Net Financial Income	(213.6)	(186.3)	14.7%	(246.3)	-13.3%	(399.9)	(468.0)	-14.6%

Reduction in financial expenses between the periods

VIVO’s net financial expense in 2Q06 increased by R$ 27.3 million when compared to 1Q06. Such variation was caused, mainly, by the non-recurrent revenue recorded in 1Q06 due to a lawsuit, granted favorably to VIVO, of increase of the Pis/Cofins calculation basis in TCO and in GT, recording a revenue arising out of adjustment to the Selic rate on court deposits related to such lawsuits. In addition, CPMF expenses increased to the debt restructuring, where the profitable companies’ cash was used for prepayment of debts in Vivo Participações, Global Telecom and Telebahia Celular.

In the comparison between 2Q06 and 2Q05, VIVO reduced its net financial expense by R$ 32.7 million, mainly due to the reduction in the interest rate of the period (4.56% in 2Q05 and 3.60% in 2Q06) and CPMF effect mentioned above.

Net Result	The losses recorded in 2Q06 were R$ 493.1 million, while in the previous quarter they were R$ 179.3 million.

LOANS AND FINANCING - VIVO
	CURRENCY
Lenders (R$ million)	R$	URTJLP *	UMBND **	US$	Yen
Financial institutions	1,676.5	220.5	38.6	2,149.1	582.8
Fixcel – TCO’s Acquisition	18.9	-	-	-	-
Total	1,695.4	220.5	38.6	2,149.1	582.8
Exchange rate used		1.948814	0.04246	2.1643	0.018920

Payment Schedule - Long Term

2007	118.2	37.1	7.3	636.8	159.8
as from 2007	1,519.2	69.1	12.4	103.5	161.3
Total	1,637.4	106.2	19.7	740.3	321.1

NET DEBT - VIVO
	Jun 30. 06	Mar 31. 06
Short Term	1,861.7	2,193.7
Long Term	2,824.7	3,288.9
Total debt	4,686.4	5,482.6
Cash and cash equivalents	(644.0)	(1,659.9)
Derivatives	291.5	641.6
Net Debt	4,333.9	4,464.4

(*) BNDES long term interest rate unit

(**) UMBND - prepared by the BNDES, it is a basket of foreign currencies unit, US dollar predominant

Short-term debt is fully covered

On June 30, 2006, VIVO’s debts related to loans and financings amounted to R$ 4,686.4 million (R$ 5,482.6 million on March 31, 2006), 59% of which is denominated in foreign currency. The Company has signed exchange rate hedging contracts thus protecting 100% of its financial debt against foreign exchange volatility, so that the final cost (debt and swap) is Reais-referenced. This debt was offset by the Company’s available cash and financial investments (R$ 644 million) and by derivative assets and liabilities (R$ 291.5 million payable) resulting in a net debt of R$ 4,333.9 million, a 2.9% reduction in relation to March 2006.

Reduction in net debt

The reduction in VIVO’s net debt in 2Q06 in relation to 1Q06 in the amount of R$ 130.5 million is mainly due to the fact that the service of debt cost has been more than offset by an increase in the generation of net operating cash.

Actual ownership structure

PORTUGAL TELECOM SGPS S.A.
T 0.01%
T 100%
TELEFÓNICA MÓVILES S.A.
T 50.00%
T 50.00%
T 49.99%
PT MÓVEIS SGPS S.A.
BRASILCEL, NV
Q 100%
Q 99.99%
Q 99.99%
T 100%
ON 73.27%
PN n/a
T 73.27%
SUDESTECEL PART.LTDA
TAGILO PART. LTDA.
AVISTA PART. LTDA
PTELECOM BRASIL S.A.
T 60.15%
ON 22.99%
PN n/a
T 22.99%
T 39.85%
TBS CELULAR PART. LTDA
PORTELCOM PARTICIPAÇÕES S.A.
ON = % Common Shares
PN = % Preferred Shares
T = % Total
ON 13.11%
PN 0.13%
T 4.85%
ON 16.81%
PN 0.13%
T 6.20%
ON 2.30%
PN 2.47%
T 2.41%
ON 42.46%
PN 39.72%
T 40.72%
ON 1.83%
PN 5.08%
T 3.90%
ON 12.83%
PN 0.00%
T 4.67%
VIVO PARTICIPAÇÕES S.A.
ON 100%
PN n/a
T 100%
TELERGIPE CELULAR S.A.
TELEBAHIA CELULAR S.A.
TELERJ CELULAR S.A.
TELEST CELULAR S.A.
CELULAR CRT S.A.
GLOBAL TELECOM S.A.
TELESP CELULAR S.A.
ON 100%
PN 100%
T 100%
TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
TELEGOIÁS CELULAR S.A.
TELEMAT CELULAR S.A.
TELEMS CELULAR S.A.
TELERON CELULAR S.A.
TELEACRE CELULAR S.A.
NORTE BRASIL TELECOM S.A.
TCO IP S.A.

Capital increase

Vivo informs that its Board of Directors has approved, in an extraordinary meeting held on June 08, 2006, an increase of its capital stock as a consequence of the corporate restructuring processes involving the company, its controlled and controlling companies and the companies that were merged into it. The amortization of the premium arising out of these corporate restructuring processes resulted, as of December 31, 2005, in an accrued tax benefit of one hundred and ninety-three million, eight hundred and thirty-seven thousand, four hundred and forty-four reais and six cents (R$193,837,444.06), as well as four hundred and thirty-nine thousand, nine hundred and thirty-seven reais and seventy-five cents (R$439,937.75), corresponding to remaining balances of previous fiscal years, amounting to a total of one hundred and ninety-four million, two hundred and seventy-seven thousand, three hundred and eighty-one reais and eighty-one cents (R$194,277,381.81), convertible into capital, representing a credit to the controlling shareholders, to be used for the increase of the capital stock of the company from R$ 6,153,506,952.73 to R$6,347,784,334.54, upon issuance of 15,705,528 new common shares, with due regard to the preemptive right set forth in article 171 of Law no. 6404/76, provided that the funds arising out of eventual exercises of the preemptive right shall be proportionally credited to the companies that are part of the control block of Vivo and that hold these credits convertible into capital.

Full information concerning the restructuring is available from our website www.vivo.com.br/ir .

CAPITAL STOCK OF VIVO PARTICIPAÇÕES S.A. on June 30, 2006
Shareholders	Common Shares		Preferred Shares		TOTAL
Portelcom Participações S.A.	67,349,733	12.83%	1,843	0.00%	67,351,576	4.67%
BRASILCEL, N.V.	222,877,507	42.46%	364,350,055	39.72%	587,227,562	40.72%
SUDESTECEL Participações LTDA	88,255,178	16.81%	1,224,498	0.13%	89,479,676	6.20%
AVISTA Participações LTDA	9,630,458	1.83%	46,613,811	5.08%	56,244,269	3.90%
TBS Celular Participações LTDA	68,818,554	13.11%	1,165,797	0.13%	69,984,351	4.85%
TAGILO Participações LTDA	12,061,046	2.30%	22,625,728	2.47%	34,686,774	2.41%
Controller Sub Total	468,992,476	89.34%	435,981,732	47.53%	904,974,208	62.75%
Treasury shares	0	0.00%	4,494,900	0.49%	4,494,900	0.31%
Others shareholders	55,939,189	10.66%	476,709,448	51.98%	532,648,637	36.94%
TOTAL	524,931,665	100.00%	917,186,080	100.00%	1,442,117,745	100.00%

GSM Relevant Fact

The company disclosed a Relevant Fact on June 30, 2006, which is transcribed herein below:

“Vivo Participações S.A., holding company of the Personal Mobile Service operators using “Vivo” brand, a leader in Brazil, hereby informs to the public, in the form and for the purposes of CVM Instruction no. 358/02, that its Operators, which serve 19 States and the Federal District, will start studies towards a technological evolution to the W-CDMA standard, by means of the construction of a GSM/EDGE network convertible into W-CDMA, to be added to its current CDMA network, which will continue in full operation and expansion. The Company informs that the results of the study will be submitted to the Board of Executive Officers and the Board of Directors for their evaluation and resolution”.

Subsequent events

The Board of Directors in a meeting held on July 20, resolved and authorized the Board of Executive Officers to continue the studies related to the technology evolution, as per the Relevant Fact filed at CVM on this date and that will be published in the usual newspapers on July 24 and 25 as follows:

Vivo Participações S.A., holding company of the Personal Mobile Service operators using “Vivo” brand, a leader in Brazil, hereby informs to the public, in the form and for the purposes of CVM Instruction no. 358/02, that subsequently to the communication contained in the Relevant Fact dated on 06.30.2006, the Board of Directors evaluated the proposal and the study related to the construction of a GSM/EDGE network convertible into W-CDMA, to be added to its current CDMA network, which will continue in full operation and expansion, and resolved to approve the same, authorizing the Board of Executive Officers to start the procedures pertaining to the achievement of such goal.

The installation of Vivo’s GSM/EDGE network shall start upon the signature of the supply contracts. The capital expenditures (CAPEX) required for the installation of the new Vivo network are approximately one billion and eighty million reais (R$ 1,080,000.00).

This information can be found in our website www.vivo.com.br/ir

Quality and coverage improvement program
100% digital service and CDMA coverage	Since the second quarter 2005, VIVO has significantly expanded its coverage, with 36.5% increase in the number of municipalities served. Additionally, it now provides digital services to 100% of the municipalities served, as well as an increase of 50% in the number of municipalities covered by 1xRTT. EV-DO technology is also provided.

Concurrently with the coverage growth, in this same period, VIVO increased its own transmission network, besides other improvements obtained as a result of the technologic evolution. The Network Operation Centers, located in Brasília and São Paulo, monitor the Network elements, promptly detecting eventual abnormalities, thus ensuring quick corrective actions.

14 Vivo operators lead the Personal Mobile Service, as disclosed by Anatel.

Pursuant to data disclosed by ANATEL in the end of June, Vivo operators lead the ranking of SMP (Personal Mobile Services) Providers and Telesp Celular appears in the first place. Monthly measurement of the Network indicators, Network quality (cut and completion of call, call duration time), rate of claims for lack of coverage, are some of the factors reviewed by ANATEL for ensuring that SMP providers are performing their activities within the standards required for the concession. The information collected is disclosed by the Agency, thus stipulating a ranking of the best operators in Brazil. The latest figures disclosed by ANATEL point out that the 14 operators owned by the company are among the first 17 companies appearing in the list.

Reduction in Indicators of Non-Compliance

Main Prizes, Awards and Events
  Vivo was awarded one of the most important prizes from the ADVB, which completes 50 years in 2006, the 2006 TOP OF MARKETING with the Vivo Play 3 G. case.
  Vivo Espírito Santo received Exame Magazine’s Best and Largest Companies Prize. Vivo (ES) received on 06/28 Exame Magazine’s Best and Larges Companies Prize as the best Telecommunication Company. More than 3,000 companies had their balance sheets exhaustively examined by the technical team of the Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (Fipecafi) (Accounting, Actuarial and Financial Research Institute Foundation), of the University of São Paulo. The criteria used for calculating the score that determines the winning companies in each industry area are: sales growth, investment (in property, plant & equipment), market leadership, current liquidity, equity profitability and wealth/employee.
  Vivo sponsors second edition of SP Arte. Vivo reaffirmed its incentive to culture and sponsored, for the second time, the ‘SP Arte – Feira Internacional de Arte Moderna e Contemporânea’ (SP Art – International Fair of Modern and Contemporary Art). The event, with the participation of 50 of the most important art galleries, of which 44 are domestic and six are foreign, this time brings approximately 800 works to the São Paulo Bienal Pavillion. The exhibition includes works both by renowned artists and by new talents in plastic arts. For this year, the novelty are 14 new participating galleries, which include representatives from Argentina, Chile, Portugal, Spain and Germany. In addition, the fair will include parallel events, such as the cycle of lectures and debates open to the public.

Social Responsibility
  Vivo has continued with its internal voluntary program with several actions of support to visually disabled persons:

1) Opening of Vivo Voluntary Space, located at the company’s building in Rio de Janeiro, for recording of spoken books.

2) Three courses were provided for training Vivo volunteers – audio description, revisers and readers.

3) Production of approximately 11,000 pages of Braille books, only in June, which work was carried out by approximately 600 volunteers of the company.

Services Area

  VIVO through its wholly-owned subsidiaries, Telesp Celular S/A, Global Telecom S/A, Telerj Celular S/A, Telest Celular S/A, Telebahia Celular S/A, Telergipe Celular S/A, Celular CRT S/A, and Tele Centro Oeste Celular Participações S/A provides mobile telephone services in the states of: São Paulo, Paraná, Santa Catarina, Rio de Janeiro, Espírito Santo, Bahia, Sergipe, Rio Grande do Sul, Acre, Amazonas, Amapá, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Rondônia, Roraima and Tocantins and in the Federal District. Digital coverage services are provided in 100% of the municipalities served, of which more than 1,770 have 1xRTT technology coverage, of which 24 are provided with EV-DO service, recording an increase of 18 municipalities in this year.

CONSOLIDATED BALANCE SHEET - VIVO
R$ million
ASSETS	Jun 30. 06	Mar 31. 06

Current Assets	5,914.6	7,151.4
Cash and banks	146.0	216.7
Temporary cash investments	498.0	1,443.2
Net accounts receivable	2,244.4	2,581.5
Inventory	565.6	461.1
Prepayment to Suppliers	21.0	22.1
Deferred and recoverable taxes	1,576.6	1,419.9
Derivatives transactions	260.2	264.5
Credit with companies of the group	48.5	48.4
Prepaid Expenses	376.1	520.9
Other current assets	178.2	173.1

Long Term Assets	1,831.4	1,914.4
Derivatives transactions	3.2	0.0
Deferred and recoverable taxes	1,717.7	1,794.0
Prepaid Expenses	34.1	44.4
Other long term assets	76.4	76.0

Permanent Assets	9,478.7	9,750.0
Investment	1,374.7	1,463.1
Plant, property and equipment	7,946.9	8,118.1
Deferred assets	157.1	168.8

Total Assets	17,224.7	18,815.8

LIABILITIES

Current Liabilities	5,744.9	6,254.0
Suppliers and Consignment	2,203.5	2,145.9
Personnel, tax and benefits	124.1	128.1
Taxes, fees and contributions	509.7	513.6
Interest on own capital	104.5	105.2
Loans and financing	1,861.7	2,193.7
Contingencies provision	210.2	204.9
Derivatives transactions	413.1	623.7
Other current liabilities	318.1	338.9

Long Term Liabilities	3,551.0	4,145.6
Loans and financing	2,824.7	3,288.9
Contingencies provision	330.5	314.9
Impostos, taxas e contribuições	169.3	175.1
Derivatives transactions	141.9	282.5
Other long term liabilities	84.6	84.2

Shareholder's Equity	7,928.4	8,415.8

Funds for capitalization	0.4	0.4

Total Liabilities	17,224.7	18,815.8

CONSOLIDATED INCOME STATEMENTS - VIVO
	According to Corporate Law
						Accum
R$ million	2 Q 06	1 Q 06	Δ%	2 Q 05	Δ%	2006	2005	Δ%
Gross Revenues	3,765.0	3,617.0	4.1%	4,024.6	-6.5%	7,382.0	7,574.7	-2.5%
Gross service revenues	2,955.9	3,016.8	-2.0%	3,107.8	-4.9%	5,972.7	6,119.4	-2.4%
Deductions – Taxes and others	(771.8)	(755.1)	2.2%	(747.8)	3.2%	(1,526.9)	(1,450.2)	5.3%
Gross handset revenues	809.1	600.2	34.8%	916.8	-11.7%	1,409.3	1,455.3	-3.2%
Deductions – Taxes and others	(394.9)	(284.9)	38.6%	(397.5)	-0.7%	(679.8)	(667.9)	1.8%

Net Revenues	2,598.3	2,577.0	0.8%	2,879.3	-9.8%	5,175.3	5,456.6	-5.2%
Net service revenues	2,184.1	2,261.7	-3.4%	2,360.0	-7.5%	4,445.8	4,669.2	-4.8%
Subscription and Usage	1,159.2	1,188.9	-2.5%	1,164.9	-0.5%	2,348.1	2,294.7	2.3%
Network usage	867.8	930.0	-6.7%	1,058.6	-18.0%	1,797.8	2,111.8	-14.9%
Other services	157.1	142.8	10.0%	136.5	15.1%	299.9	262.7	14.2%
Net handset revenues	414.2	315.3	31.4%	519.3	-20.2%	729.5	787.4	-7.4%

Operating Costs	(2,292.0)	(1,859.9)	23.2%	(2,280.0)	0.5%	(4,151.9)	(3,879.6)	7.0%
Personnel	(155.3)	(155.7)	-0.3%	(151.5)	2.5%	(311.0)	(304.2)	2.2%
Cost of services rendered	(418.2)	(434.0)	-3.6%	(381.6)	9.6%	(852.2)	(757.8)	12.5%
Leased lines	(57.0)	(59.4)	-4.0%	(58.0)	-1.7%	(116.4)	(138.5)	-16.0%
Interconnection	(37.1)	(39.9)	-7.0%	(70.0)	-47.0%	(77.0)	(129.7)	-40.6%
Rent/Insurance/Condominium fees	(51.7)	(49.9)	3.6%	(44.3)	16.7%	(101.6)	(84.8)	19.8%
Fistel and other taxes and contributions	(132.1)	(136.1)	-2.9%	(124.5)	6.1%	(268.2)	(245.8)	9.1%
Third-party services	(89.4)	(93.5)	-4.4%	(81.2)	10.1%	(182.9)	(153.2)	19.4%
Others	(50.9)	(55.2)	-7.8%	(3.6)	n.a.	(106.1)	(5.8)	n.a.
Cost of handsets	(546.8)	(432.6)	26.4%	(829.8)	-34.1%	(979.4)	(1,241.7)	-21.1%
Selling expenses	(1,002.4)	(711.3)	40.9%	(809.3)	23.9%	(1,713.7)	(1,373.0)	24.8%
Provision for bad debt	(338.7)	(161.0)	110.4%	(136.6)	148.0%	(499.7)	(225.0)	122.1%
Third-party services	(622.8)	(516.6)	20.6%	(656.5)	-5.1%	(1,139.4)	(1,093.3)	4.2%
Others	(40.9)	(33.7)	21.4%	(16.2)	152.5%	(74.6)	(54.7)	36.4%
General & administrative expenses	(145.5)	(129.0)	12.8%	(126.6)	14.9%	(274.5)	(248.2)	10.6%
Other operating revenue (expenses)	(23.8)	2.7	n.a.	18.8	n.a.	(21.1)	45.3	n.a.

EBITDA	306.3	717.1	-57.3%	599.3	-48.9%	1,023.4	1,577.0	-35.1%
Margin %	11.8%	27.8%	-16.0 p.p.	20.8%	-9.0 p.p.	19.8%	28.9%	-9.1 p.p.

Depreciation and Amortization	(606.2)	(591.6)	2.5%	(536.8)	12.9%	(1,197.8)	(1,068.2)	12.1%

EBIT	(299.9)	125.5	n.a.	62.5	n.a.	(174.4)	508.8	n.a.

Net Financial Income	(213.6)	(186.3)	14.7%	(246.3)	-13.3%	(399.9)	(468.0)	-14.6%
Financial Revenues	104.7	385.1	-72.8%	575.3	-81.8%	489.8	695.5	-29.6%
Exchange rate variation / Monetary variation	52.6	259.7	-79.7%	455.8	-88.5%	312.3	477.8	-34.6%
Other financial revenues	52.1	125.4	-58.5%	119.1	-56.3%	177.5	217.9	-18.5%
(-) Pis/Cofins taxes on financial revenues	0.0	0.0	n.a.	0.4	n.a.	0.0	(0.2)	n.a.
Financial Expenses	(318.3)	(571.4)	-44.3%	(821.6)	-61.3%	(889.7)	(1,163.5)	-23.5%
Exchange rate variation / Monetary variation	(32.4)	(12.7)	155.1%	3.6	n.a.	(45.1)	(42.2)	6.9%
Other financial expenses	(157.6)	(162.6)	-3.1%	(166.1)	-5.1%	(320.2)	(327.5)	-2.2%
Gains (Losses) with derivatives transactions	(128.3)	(396.1)	-67.6%	(659.1)	-80.5%	(524.4)	(793.8)	-33.9%
Non-operating revenue/expenses	(1.8)	(4.3)	-58.1%	2.7	n.a.	(6.1)	3.9	n.a.
Taxes	22.2	(106.2)	n.a.	(71.6)	n.a.	(84.0)	(255.3)	-67.1%
Minority Interest	0.0	(8.0)	n.a.	0.0	n.a.	(8.0)	0.0	n.a.

Net Income	(493.1)	(179.3)	175.0%	(252.7)	95.1%	(672.4)	(210.6)	219.3%

CONFERENCE CALL – 2Q06 (in English)

Webcast: www.vivo.com.br/ri

Date: July 21, 2006 (Friday)
Time: 10:30 a.m. (São Paulo time) and 9:30 a.m. (New York time)
Telephone Number: (+1 973) 582-2844
Conference Call Code: VIVO or 7611366
The conference call audio replay will be available at telephone number (+1 973) 341 3080 under conference call code: 7333216 or in our website.

VIVO – Investor Relations
Charles E. Allen Adriana Rio Costa Godinho Ana Beatriz Batalha Antonio Sergio M. Botega	Janaina São Felicio Maria Ednéia Pinto Pedro Gomes de Souza
Telephone: +55 11 5105-1172 E-mail: ir@vivo.com.br Information available in the website: http://www.vivo.com.br/ir

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

GLOSSARY

Financial Terms:

CAPEX – Capital Expenditure.
Current Capital (Short-term capital) = Current assets – Current liabilities.
Working capital = Current Capital – Net Debt.
Net debt = Gross debt – cash – financial investments – securities – asset from derivative transactions + liability from derivative transactions.
Net Debt / EBITDA – Index which evaluates the Company’s ability to pay its debt with the generation of operating cash within a one-year period.
EBIT – Earnings before interest and taxes.
EBITDA – Earnings result before interest. taxes. depreciation and amortization.
Indebtedness = Net Debt / (Net Debt + NE) – Index which measures the Company’s financial leverage.
Operating Cash Flow = EBITDA – CAPEX.
EBITDA Margin = EBITDA / Net Operating Revenue.
PDD – Provision for bad debt. A concept in accounting that measures the provision made for accounts receivable overdue for more than 90 days.
NE – Shareholders’ Equity.
Subsidy = (net revenue from goods – cost of goods sold + discounts given by suppliers) / gross additions.

Technology and Services

1xRTT – (1x Radio Transmission Technology) – It is the CDMA 2000 1x technology which, pursuant to the ITU (International Telecommunication Union). and in accordance with the IMT-2000 rules is considered 3G (third generation) Technology.
CDMA – (Code Division Multiple Access) – Wireless interface technology for cellular networks based on spectral spreading of the radio signal and channel division by code domain.
CDMA 2000 1xEV-DO – 3rd Generation access technology with data transmission speed of up to 2.4 Megabits per second.
CSP – Carrier Selection Code.
SMP – Personal Mobile Services.
SMS – Short Message Service – Short text message service for cellular handsets. allowing customers to send and receive alphanumerical messages.
WAP – Wireless Application Protocol is an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment. a WAP Gateway at the carrier. and WAP browsers in customers’ handsets. WAP supports a specific language (WML) and specific applications (WML script).
ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop, using the CDMA 1xRTT technology.

Operating indicators:

Gross additions – Total of customers acquired in the period.
Net additions = Gross Additions – number of customers disconnected.
ARPU (Average Revenue per User) – net revenue from services per month / monthly average of customers in the period.
Postpaid ARPU – ARPU of postpaid service users.
Prepaid ARPU – ARPU of prepaid service users.
Blended ARPU – ARPU of the total customer base (contract + prepaid).
Entry Barrier – Value of the least expensive phone offered.
Customers – Number of wireless lines in service.
Churn rate = percentage of the disconnections from customer base during the period or the number of customers disconnected in the period / ((customers at the beginning of the period + customers at the end of the period) / 2).
Market share = Company’s total number of customers / number of customers in its operating area.
Market share of net additions: participation of estimated net additions in the operating area.
MOU (minutes of use) – monthly average. in minutes. of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period.
Postpaid MOU – MOU of postpaid service users.
Prepaid MOU – MOU of prepaid service users.
Market penetration = Company’s total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company’s operating area.
Productivity = number of customers / permanent employees.
Right planning programs – Customer profile adequacy plans
SAC – cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies) / gross additions.
VC – Communication values per minute.
VC1 – Communication values for calls in the same area of the subscriber.
VC2 – Communication values for Calls posted outside the area code and inside the State.
VC3 – Communication values for Calls outside the State.
VU-M – Value of mobile use of the Cellular Operator network which the Fixed Telephone Operator pays for a call from a Fixed Phone to a Mobile Phone (interconnection fee).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2006

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.